SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e -3 THEREUNDER


           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          (Amendment No. ____________)

                            Westminster Capital, Inc.
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                                (Name of Issuer)

   Westminster Capital, Inc., William Belzberg, Hyman Belzberg, Keenan Behrle,
    Greggory Belzberg, Bel-Cal Holdings, LTD, Bel-Alta Holdings, LTD, William
          Belzberg Revocable Living Trust, October 5, 1984, Westminster
                                Acquisition Corp.
-------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                      Common Stock, Par Value $1 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    307351106
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                      (CUSIP Number of Class of Securities)


       William Belzberg                            Scott D. Galer, Esq.
   Chief Executive Officer                 Akin Gump Strauss Hauer & Feld, LLP
9665 Wilshire Blvd., Suite M-10            2029 Century Park East, 24th Floor
    Beverly Hills, CA 90212                       Los Angeles, CA 90067
        (310) 278-1930                               (310) 229-1000
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 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This statement is filed in connection with (check the appropriate box):

     a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c. [_] A tender offer.

     d. [x] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            CALCULATION OF FILING FEE


          Transaction Valuation*                Amount of Filing Fee

               $2,110,379                              $423

     *For purposes of calculating fees only. The transaction value is based on a maximum 713,793 shares of Westminster Capital, Inc. common stock, par value $1 per share, which the Issuer may acquire in connection with the settlement of a class action lawsuit followed by a short-form merger, both of which are to be consummated at $2.95665 per share.

[_] Check the box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $_____________     Filing Party:______________________

Form or Registration No.: _____________     Date Filed:________________________

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

                               SUMMARY TERM SHEET

     The following is a summary term sheet for the going private transaction and specifically the merger of Westminster Acquisition Corp. ("PARENT CORPORATION") with and into Westminster Capital, Inc. ("WESTMINSTER"), with Westminster as the surviving company. This summary is not intended to be complete, and is qualified in its entirety by reference to the additional information presented elsewhere in this Schedule 13E-3, in the annexes to this Schedule 13E-3, and the exhibits, other documents and information referred to in this Schedule 13E-3 and incorporated into this Schedule 13E-3 by this reference.

Business of Westminster             Westminster is a diversified holding
                                    company operating in four business segments:
                                    (i) point-of-purchase display and
                                    packaging, (ii) audio-visual equipment
                                    rental and sales, (iii) group purchasing
                                    services and (iv) finance and secured
                                    lending.

Relationship of the Parties         Parent Corporation is a newly-organized Delaware
                                    corporation, wholly owned by William Belzberg, Hyman
                                    Belzberg, Keenan Behrle, Greggory Belzberg, Bel-Cal
                                    Holdings, LTD, Bel-Alta Holdings, LTD and William
                                    Belzberg Revocable Living Trust, October 5, 1984
                                    (collectively referred to herein as the "CONTINUING
                                    STOCKHOLDERS").  Prior to the merger, the Continuing
                                    Stockholders will transfer all of their shares of
                                    Westminster's common stock to Parent Corporation. As a
                                    result, immediately before the merger, Parent
                                    Corporation will own in excess of 90% of Westminster's
                                    outstanding common stock.  See section entitled
                                    "Introduction" and "Item 3."

The Short Form Merger               In the merger, Parent Corporation will be merged with
                                    and into Westminster, with Westminster continuing as the
                                    surviving company following the merger.  Each
                                    outstanding share of common stock of Westminster (other
                                    than shares held by dissenting stockholders and by
                                    Parent Corporation) will be canceled in exchange for
                                    cash in the amount of $2.95665 per share.  See section
                                    entitled "Introduction" and "Item 4."

No Stockholder Vote                 As the owner of more than 90% of the outstanding shares
                                    of Westminster's common stock, Parent Corporation will
                                    be entitled to effect the merger by resolution of its
                                    board of directors and approval of the majority of its
                                    outstanding stock, and without any vote of the
                                    stockholders of Westminster, as permitted by Section 253
                                    of the Delaware General Corporation Law.  See section
                                    entitled "Introduction" and "Item 4."

The Settlement                      The merger is being effected as part of a settlement of
                                    the class action lawsuit filed in response to the tender
                                    offer which was consummated by Westminster in June of
                                    2002.  The Court of Chancery of the State of Delaware
                                    entered an Order and Final Judgment on June 25, 2003,
                                    approving the settlement, following a public hearing on
                                    March 7, 2003.  The settlement provides that all class
                                    members, including current stockholders of Westminster,
                                    receive $3.00 per share of Westminster's common stock
                                    (less a pro rata share of attorneys' fees, which equals
                                    $0.04335 per share).  See section entitled "Special
                                    Factors - Purposes, Alternatives, Reasons and Effects of
                                    the Transaction " and "Item 5."

Payment for Shares                  Westminster, as the surviving company, will pay each
                                    holder of shares of Westminster common stock canceled in
                                    the merger (other than dissenting stockholders) promptly
                                    after the effective date of the merger.  Instructions
                                    for surrendering stock certificates will be set forth in
                                    a


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



                                    notice of merger and appraisal rights and a letter of
                                    transmittal, which will be mailed to the stockholders of
                                    record of Westminster within ten (10) calendar days
                                    following the date the merger becomes effective and should be read carefully. Please do not submit your stock
                                    certificates before you have received these documents.
                                    Sending us your stock certificates with a properly signed
                                    letter of transmittal will waive your appraisal rights
                                    described below. See "Item 4."

Dissenter's Rights of Appraisal     Holders of shares of Westminster's common stock who
                                    properly perfect their appraisal rights under Section
                                    262 of the Delaware General Corporation Law will have
                                    the right to seek an appraisal and to be paid the "fair
                                    value" of their shares at the effective time of the
                                    merger (exclusive of any element of value arising from
                                    the expectation or accomplishment of the merger).
                                    Holders of approximately 364,493 shares of common stock
                                    will have a right to perfect their appraisal rights
                                    under Delaware law.  See "Item 4."

Approval of the Transaction         The board of directors of Westminster has unanimously
                                    approved the settlement and the board of directors and
                                    stockholders of Parent Corporation will approve the
                                    merger in accordance with Section 253 of the Delaware
                                    General Corporation Law and no other vote will be
                                    necessary to approve the merger or the other
                                    transactions described in this Schedule 13E-3.  As a
                                    result, Westminster is not soliciting proxies or
                                    consents from holders of its common stock in connection
                                    with the merger.  See section entitled "Introduction"
                                    and "Item 4."

Fairness of the Merger              Westminster and the Continuing Stockholders have
                                    concluded that the settlement and merger are both
                                    substantively and procedurally fair to the unaffiliated
                                    stockholders of Westminster based primarily
                                    on the following factors:

                                    o       The settlement, including the
                                            merger, was negotiated at an
                                            arms-length basis over several
                                            months with the plaintiff, who is
                                            not affiliated with Westminster or
                                            the Continuing Stockholders.

                                    o       Following a public hearing, the
                                            Court of Chancery of the State of
                                            Delaware approved the settlement,
                                            including the merger, concluding
                                            that it was fair to Westminster's
                                            stockholders.

                                    o       The unaffiliated stockholders of
                                            Westminster are entitled to exercise
                                            appraisal rights and demand "fair
                                            value" for their shares as
                                            determined by the Delaware Court of
                                            Chancery, which may be determined to
                                            be more or less than the merger
                                            consideration. See section entitled
                                            "Special Factors - Fairness of the
                                            Transaction."

Potential Conflicts of Interest     There are various actual or potential conflicts of
                                    interest in connection with the merger.  William
                                    Belzberg, Hyman Belzberg and Keenan Behrle are currently
                                    directors and/or officers of Westminster and also
                                    comprise or control a substantial majority of the
                                    Continuing Stockholders, who will own all of the common
                                    stock of the surviving company following the merger.
                                    Only the Continuing Stockholders will have the
                                    opportunity to participate in the future earnings and
                                    growth, if any, of the surviving company.  Similarly,
                                    only the Continuing


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

                                    Stockholders will face the risk of losses generated
                                    by the surviving company's operations or the decline
                                    in value of the surviving company after the merger.
                                    See section entitled "Special Factors - Fairness of the
                                    Transaction."

Consequences of the Merger          Completion of the merger will have the following consequences:

                                    o       Westminster and Parent Corporation
                                            will be combined into a single,
                                            privately held entity.

                                    o       You will no longer be a stockholder of
                                            Westminster as the surviving company.

                                    o       Subject to the exercise of statutory
                                            appraisal rights, each of your shares
                                            will be converted into the right to
                                            receive $2.95665 in cash without interest.

                                    o       Only the Continuing Stockholders will
                                            have the opportunity to participate in
                                            the future earnings and growth, if any,
                                            of the surviving company. Similarly, only
                                            the Continuing Stockholders will face
                                            the risk of losses generated by the
                                            surviving company's operations or the
                                            decline in value of the surviving company
                                            after the merger.

                                    o       The shares of Westminster common stock will
                                            no longer be publicly traded.  In
                                            addition, the surviving entity will not be
                                            subject to the reporting and disclosure
                                            requirements of the Securities Exchange Act of
                                            1934.  See section entitled "Special Factors -
                                            Purposes, Alternatives, Reasons and Effects of
                                            the Transaction."

Additional Information              Westminster files annual, quarterly and special reports,
                                    proxy statements, and other information with the
                                    Securities and Exchange Commission.  Any person can read
                                    and obtain a copy of any document Westminster files with
                                    the Securities and Exchange Commission: at the Public
                                    Reference Room of the Commission at Judiciary Plaza,
                                    Room 1024, 450 Fifth Street, N.W., Washington, D.C.
                                    20549, or from the Securities and Exchange Commission's
                                    web site at www.sec.gov.  The Securities and Exchange
                                    Commission may charge a prescribed or modest fee for
                                    copies.

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Westminster Capital, Inc., a Delaware corporation ("WESTMINSTER"), the issuer of the shares of common stock (the "SHARES") which are the subject of the Rule 13e-3 transaction, and William Belzberg, Hyman Belzberg, Keenan Behrle, Greggory Belzberg, Bel-Cal Holdings, LTD, Bel-Alta Holdings, LTD and William Belzberg Revocable Living Trust, October 5, 1984, affiliates of Westminster (the "CONTINUING STOCKHOLDERS" and together with Westminster and Westminster Acquisition Corp., the "FILING PERSONS"), in connection with a short-form merger (the "Merger") of Westminster with Westminster Acquisition Corp. ( "PARENT CORPORATION"), a newly formed Delaware corporation, which is wholly owned by the Continuing Stockholders, and which will own at least ninety percent (90%) of Westminster's outstanding common stock immediately prior to the Merger. Westminster will be the surviving entity in the Merger and also will be referred to as the "SURVIVING COMPANY" throughout this Schedule 13E-3. At the effective time of the Merger, all issued and outstanding Shares not owned by Parent Corporation, other than Shares held by dissenting stockholders, will be cancelled and converted into the right to receive a cash payment per share, without interest, of $2.95665 ($3.00 less attorneys' fees in the amount of $0.04335 per share as discussed below). After the Merger, the Surviving Company will be a privately held corporation solely owned by the Continuing Stockholders. As a result of the Merger, there will be no public market for the Surviving Company's common stock, and Westminster's common stock will cease to be quoted on the American Stock Exchange ("AMEX") and the Archipelago Exchange ("ARCAEX"). Also, the registration of Westminster's common stock under the Securities Exchange Act of 1934 (the "EXCHANGE ACT") will be terminated.


     The Merger is being effected as part of a settlement of the class action lawsuit described below. On April 18, 2002, Westminster filed an Offer to Purchase in connection with a Schedule TO announcing that it was commencing a tender offer (the "OFFER") to purchase all outstanding Shares, other than Shares held by the Continuing Stockholders, at $2.80 per share. Westminster made the Offer in order to provide the holders of the Shares with liquidity. On April 19, 2002, an individual holder of Shares ("PLAINTIFF") filed a lawsuit on behalf of himself and a purported class of persons who owned Shares against Westminster and its board of directors (the "LAWSUIT"). The general allegations made in the complaint were that the Offer was coercive and that a full and fair disclosure of all material information related to the Offer was not made. Plaintiff requested that the Offer be enjoined pending the outcome of the lawsuit; but, the court denied Plaintiff's request to schedule a preliminary injunction hearing and the Offer was closed without resolving the lawsuit. Although Westminster and its directors denied and continue to deny any allegations of wrongdoing, Westminster continued to engage in settlement discussions with Plaintiff following the completion of the Offer.


     Following several months of discussions, Westminster and Plaintiff reached a proposed settlement whereby all class members would receive $3.00 per share of Westminster's common stock (less a pro rata share of attorneys' fees) (the "SETTLEMENT") and filed a Stipulation of Settlement with the Court of Chancery of the State of Delaware on January 7, 2003. On March 7, 2003, the Court of Chancery of the State of Delaware held a public hearing on the Settlement. A Notice of Pendency of Class Action, Proposed Settlement and Settlement Hearing was sent to all Westminster stockholders and each stockholder was provided an opportunity to participate at the hearing and make objections. One Westminster stockholder, Mr. Fred Lowenschuss, objected to the Settlement and the award of attorneys' fees. His objections focused on a claimed conflict of interest between or among those members of the class who tendered their Shares in connection with the Offer, Plaintiff, and the other minority shareholders who have neither tendered nor consented to sell their Shares. Mr. Lowenschuss argued that there was a conflict within the class between those who tendered and those who did not. He also argued that because Plaintiff did not tender his Shares, he could not represent those who did. Finally, he argued that the proposed Merger was the result of collusion between Plaintiff and the defendants in the Lawsuit and constituted a "new tender offer," the fairness of which he could not assess until he would have received all of the information that would be disseminated to the Westminster stockholders in connection with the Merger.


     On June 25, 2003, the Court of Chancery of the State of Delaware entered an Order and Final Judgment, approving the Settlement and rejecting Mr. Lowenschuss's objections, with the exception of the amount of the attorneys' fees awarded. The court awarded attorneys' fees in the amount of $100,000 to Plaintiff's counsel, rather than the $125,000 proposed in the Settlement, which amounts to $0.04335 per share. The attorneys' fees is a set


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


amount and will not increase or decrease based on whether any stockholders elect to exercise their appraisal rights. Pursuant to the terms of the Settlement: (i) Westminster will pay each stockholder that tendered Shares in the Offer an additional $0.20 per share (less a pro rata share of attorneys' fees); (ii) Westminster will purchase the Shares owned by Plaintiff, which is represented to be approximately 349,300 Shares, for $3.00 per share (less a pro rata share of attorneys' fees); and (iii) the Continuing Stockholders will contribute their Shares to the newly formed Parent Corporation which will then own in excess of 90% of Westminster's outstanding common stock and the Parent Corporation will then merge with and into Westminster, and each of the stockholders of Westminster (other than Parent Corporation) will be entitled to receive $3.00 per share for their Shares (less a pro rata share of attorneys' fees) and the stockholders of the Parent Corporation (I.E. the Continuing Stockholders) will receive shares of stock of the Surviving Company. On July 2, 2003, Mr. Lowenschuss filed a Request for Reconsideration of the Order and Final Judgment with the Court of Chancery of the State of Delaware. As of the date of this
Schedule 13E-3, the court has not ruled on this Request for Reconsideration.

     The additional $0.15665 per share (taking into account the attorneys' fees) shall be distributed to the Westminster stockholders who tendered their Shares in connection with the Offer (based on the number of Shares tendered by each such stockholder) within three (3) business days following the later of: (i) entry of the Order and Final Judgment approving the Settlement; (ii) the expiration of any applicable appeal period for the appeal of the Order and Final Judgment without an appeal having been filed, or if an appeal is taken, entry of an order affirming the Order and Final Judgment; and (iii) the dismissal of all claims or objections, if any, to the disclosures in this Schedule 13E-3 (including the clearance of all comments, if any, made by the Securities and Exchange Commission) (the "DISTRIBUTION DATE").

     Within three (3) business days following the later of: (i) the Distribution Date, or (ii) that date which is thirty (30) days following the filing of this
Schedule 13E-3 with the Securities and Exchange Commission (the "SEC"), Westminster shall purchase all of the 349,300 Shares owned by Plaintiff for a price of $2.95665 per share (taking into account the attorneys' fees). Within three (3) business days following the purchase of the Shares from Plaintiff, Parent Corporation shall consummate the Merger with Westminster in accordance with Section 253 of the Delaware General Corporation Law, pursuant to which all Shares not owned by the Parent Corporation shall be converted into the right to receive $2.95665 per share (taking into account the attorneys' fees) upon the delivery of such Shares in accordance with the transmittal instructions provided to the Westminster stockholders.

     Holders of the Shares who properly perfect their appraisal rights under
Section 262 of the Delaware General Corporation Law (referred to as "SECTION 262") will have the right to seek an appraisal and to be paid the "fair value" of their Shares at the effective time of the Merger (exclusive of any element of value arising from the expectation or accomplishment of the Merger). Since the Plaintiff's Shares are being acquired outside of the Merger, Plaintiff will not be entitled to appraisal rights. Accordingly, holders of approximately 364,493 shares of Westminster common stock will have a right to perfect their appraisal rights under Section 262.

                                 SPECIAL FACTORS


         PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE TRANSACTION

     The purpose of the going private transaction is to settle the Lawsuit filed in response to the Offer. The Settlement, which the Court of Chancery of the State of Delaware approved on June 25, 2003, following a public hearing on March 7, 2003, provides that all class members, including current stockholders of Westminster, receive $3.00 per share (less a pro rata share of attorneys' fees) in exchange for their Shares.

     In negotiating the Settlement, Westminster and Plaintiff determined that structuring the Settlement to include the Merger was the quickest and most cost-effective method to consummate the Settlement and provide that all members of the class be treated equally, regardless of whether such holders tendered their Shares in the Offer or continued to hold their Shares after the expiration of the Offer. Specifically, the Merger is the mechanism by which members of the class who did not tender their Shares in the Offer will receive the Settlement price of $3.00 per share (less a pro rata share of attorneys' fees).

     Also, as a result of the Settlement and the Merger, the Surviving Company will be privately held and will be able to delist from AMEX and ArcaEx and terminate its registration under the Exchange Act. Terminating its reporting requirements under the Exchange Act would save the Surviving Company the considerable costs associated with remaining a publicly-traded company and prevent the disclosure of sensitive information, including financial information and contractual arrangements, which may result in a competitive disadvantage in the marketplace.

     Westminster and Plaintiff discussed including a tender offer at $3.00 per share (less a pro rata share of attorneys' fees) as part of the Settlement as an alternative to the Merger. The tender offer would have provided the current holders of Shares the option of selling or continuing to hold their Shares. However, both Westminster and Plaintiff determined a tender offer was less desirable than the Merger. Plaintiff was concerned that following the tender offer unaffiliated stockholders who did not tender their Shares would be minority stockholders in a privately held company with no liquidity for their Shares. Westminster determined that conducting a tender offer would be more expensive than structuring the Settlement to include the Merger. Also, the holders of the Shares would not have any appraisal rights pursuant to a tender offer. Moreover, Westminster determined that if the Plaintiff tendered his Shares, more than ninety percent (90%) of Westminster's outstanding common stock would then be held by the Continuing Stockholders and that Westminster could still be subject to the reporting requirements of the Exchange Act, but without the benefits of a liquid trading market for its Shares. As a result, following the tender offer, the Continuing Stockholders could then effect a short-form merger substantially similar to the Merger in order to cause Westminster to go private and avoid the costs of being a public company since Westminster would not be reaping the corresponding benefits of a liquid trading market for its Shares. Also, the Continuing Stockholders would be able to set the terms of this type of transaction, including the price to be offered to the unaffiliated stockholders. Accordingly, Westminster ultimately determined that the tender offer structure was less desirable than the Merger structure since it was more expensive and burdensome, would not provide stockholders with appraisal rights, and would yield the same final result of Westminster being a privately held company wholly owned by the Continuing Stockholders, but with less protection afforded to the unaffiliated stockholders.

     Westminster and the Continuing Stockholders decided to settle the Lawsuit at this time because they believed that the benefits of avoiding the continued cost of litigation and the risk that the Lawsuit could result in a judgment that was adverse to Westminster outweighed the cost of the Settlement that was negotiated with Plaintiff. In addition, Westminster and the Continuing Stockholders wished to take advantage of the benefits of taking Westminster private immediately. Specifically, going private would eliminate the costs associated with being a public company, including filing quarterly, annual and other periodic reports, and reduce the burdens on management associated with compliance with the public reporting and other requirements of the Exchange Act. It also would reduce the amount of public information available to competitors and provide management greater flexibility in focusing on long term business goals, as opposed to quarterly results.

     The benefits to Westminster of the Settlement and the Merger include avoiding the continued cost of litigation, eliminating the risk that the Lawsuit would result in an adverse judgment against Westminster, and saving


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


the costs associated with being a publicly traded company as well as the other benefits of being a private company set forth in the immediately preceding paragraph. At the same time, the detriment to Westminster is that the Settlement and Merger will reduce Westminster's working capital by the amount it pays for these transactions, which is estimated to be approximately $2,500,000.

     Since the Continuing Stockholders will own 100% of the Surviving Company following the Merger, the benefits and detriments of Westminster discussed in the immediately preceding paragraph also should be viewed as benefits and detriments of the Continuing Stockholders. In addition, the benefits to the Continuing Stockholders of the Settlement and the Merger include their ability to participate in any future growth of the Surviving Company and an increase in their interest in the net book value and net earnings of the Surviving Company. Similarly, the detriments to the Continuing Stockholders are the risk associated with a decrease in the value of the Surviving Company, an increase in their interest in net losses of the Surviving Company, and the lack of liquidity of the securities of the Surviving Company. As of March 31, 2003, the net book value per share of the Shares held by the Continuing Stockholders was approximately $5.48, and after giving effect to the Settlement and the Merger, the net book value per share would have been approximately $5.81, an increase of approximately 6%. For the year ended December 31, 2002, and the quarter ended March 31, 2003, the net loss per share for the Shares held by the Continuing Stockholders was approximately $(.12) and $(.14), respectively, and after giving effect to the Merger, the net loss would have been approximately $(.16) and $(.16), respectively (increases of approximately 33% and 14%, respectively).

     The benefit to the unaffiliated stockholders of Westminster who have their Shares cancelled in exchange for cash in the Merger is liquidity for their Shares and the payment of a premium, in cash, to the recent and historic trading prices for their Shares, as well as avoiding the risk of a future decrease in the value in the Surviving Company. In particular, the $3.00 price (less a pro rata share of attorney's fees) to be paid in the Merger is within the $1.80 to $3.24 range of trading prices of Westminster's common stock for the period between January 1, 2001 and June 30, 2003. The Merger price also represents a premium of approximately 50% over the $2.00 per share sales price of the last reported sale of the Shares on AMEX before Westminster publicly announced the Offer for $2.80 per share, which occurred on April 15, 2002, and a premium of approximately 40% over the 52-week average price per share of $2.14 for the one-year period ending on April 15, 2002. Moreover, holders of shares of Westminster's common stock will have the right to seek an appraisal and to be paid the "fair value" of their shares at the effective time of the Merger. The detriment to those holders is their inability to participate as continuing stockholders in any future growth of Westminster and the receipt of an amount less than net book value per share, which was approximately $5.48 per share as of March 31, 2003.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

     The following is a summary of certain United States federal income tax consequences to a holder of the Shares by "U.S. Stockholders" and "non-U.S. Stockholders" (as described below) in connection with the Merger. Except where noted, this summary deals only with Shares that are held as capital assets, and does not deal with taxpayers subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or currencies, financial institutions, insurance companies, tax exempt organizations, persons holding Shares as part of a hedging or conversion transaction, constructive sale or straddle, traders in securities that have elected the mark-to-market method of accounting for securities, persons liable for alternative minimum tax or United States persons whose "functional currency" is not the U.S. dollar. Further, this summary does not deal with non-U.S. Stockholders that are subject to special treatment under the U.S. federal income tax laws, such as United States expatriates, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies or corporations that accumulate earnings to avoid U.S. federal income tax. Finally, this summary does not deal with whether a Stockholder will be deemed to own any of the Shares of a Continuing Stockholder under the constructive ownership rules of Section 318 of the Code for purposes of determining whether a redemption has occurred under
Section 302(b) of the Code.

     The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "CODE"), its legislative history, existing and proposed Treasury Regulations thereunder, published rulings and judicial decisions, all as currently in effect. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not include any description of the tax laws of any state, local or foreign government that may be applicable to the Shares or the holders of the Shares.

     BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF THE SHARES SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISORS CONCERNING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS AND RULES DISCUSSED BELOW TO SUCH HOLDER OF THE SHARES AND THE PARTICULAR TAX EFFECTS OF THE OFFER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER INCOME TAX LAWS.

     A "U.S. Stockholder" means a beneficial owner of a Share that is either a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more United States persons or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. A "non-U.S. Stockholder" is a beneficial owner of a Share that is not a U.S. Stockholder.

CONSEQUENCES TO U.S. STOCKHOLDERS

     The receipt of cash by a Stockholder, pursuant to the Merger or pursuant to the exercise of the Stockholder's statutory appraisal rights, will be a taxable transaction for United States federal income tax purposes. In general, a Stockholder will recognize gain or loss for United States federal income tax purposes equal to the difference between the amount of cash that the Stockholder receives in the Merger and that Stockholder's adjusted tax basis in that Stockholder's Shares. Such gain or loss will be capital gain or loss if the Stockholder holds the Shares as a capital asset, and generally will be long-term capital gain or loss if, at the Effective Date of the Merger, the Stockholder has held the Shares for more than one year. If the Stockholder is not a corporation, the recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003 reduces the top rate on long-term capital gains to 15 percent (5 percent for taxpayers in lower brackets). The long-term capital gains tax rate changes apply to sales and exchanges (and payments received) on or after May 6, 2003, and before January 1, 2009. Any capital gain that is short-term capital gain is taxed at ordinary income tax rates.

     Capital losses recognized by an individual upon the sale of capital assets are allowed only to the extent of capital gains from the sale of capital assets plus $3,000. Capital losses recognized by a corporation upon the sale of capital assets are allowed only to the extent of capital gains from the sale of capital assets. Capital losses not utilized in any taxable year by an individual may be carried forward indefinitely and allowed to the extent of capital gains plus $3,000 in any future taxable year. Capital losses not utilized in any taxable year by a corporation generally must first be carried back and allowed to the extent of capital gains in the three preceding taxable years and then may be carried forward and allowed to the extent of capital gains in the five succeeding taxable years.

     A Stockholder could be treated as constructively owning the Shares owned by a Continuing Stockholder if such Stockholder is "related" to such Continuing Stockholder for purposes of Section 318 of the Code. In such circumstances, the Stockholder's tax consequences could differ from those described herein. Because this determination is based upon the individual circumstances of each Stockholder, this issue is not discussed herein. Each Stockholder is urged to consult its own tax adviser concerning the potential application of the constructive ownership rules of Section 318 of the Code to such Stockholder.

CONSEQUENCES TO NON-U.S. STOCKHOLDERS

     The rules governing non-U.S. Stockholders are complex and no attempt will be made herein to provide more than a limited summary of such rules. NON-U.S. STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF U.S. FEDERAL, STATE AND LOCAL INCOME TAX LAWS WITH REGARD TO THE REDEMPTION OF THE SHARES, INCLUDING ANY REPORTING REQUIREMENTS.

     The receipt of cash by a non-U.S. Stockholder, pursuant to the Merger or pursuant to the exercise of the Stockholder's statutory appraisal rights that are not made in redemption of United States real property interests generally will not be subject to U.S. federal income taxation, unless (i) the gain realized upon the sale or exchange is effectively connected with the conduct of a trade or business of the non-U.S. Stockholder in the United States or (ii) the non-U.S. Stockholder is a nonresident alien individual and is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met. A non-U.S. Stockholder described in clause
(i) above will be taxed on the net capital gain derived from the sale at the rate applicable to United States persons generally. Any such effectively connected income received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Unless an applicable tax treaty provides otherwise, a non-U.S. Stockholder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States losses derived from the sale or exchange of other capital assets.

     A non-U.S. Stockholder could be treated as constructively owning the Shares owned by a Continuing Stockholder if such non-U.S. Stockholder is "related" to such Continuing Stockholder for purposes of Section 318 of the Code. In such circumstances, a non-U.S. Stockholder's tax consequences could differ from those described herein. Because this determination is based upon the individual circumstances of each non-U.S. Stockholder, this issue is not discussed herein. Each non-U.S. Stockholder is urged to consult its own tax adviser concerning the potential application of the constructive ownership rules of Section 318 of the Code to such non-U.S. Stockholder.

BACKUP WITHHOLDING

     Under the U.S. federal income tax backup withholding rules, payments in connection with the Merger may be subject to "backup withholding." Under current law, the backup withholding rate is 30% (but will be gradually reduced until 2006, when the backup withholding rate will be 28%). To avoid backup withholding, each tendering stockholder, unless an exemption applies, must provide the U.S. Stock Transfer, as paying agent, with such stockholder's correct taxpayer identification number and certify that such stockholder is not subject to such backup withholding by completing the Substitute Form W-9 included in the letter of transmittal.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service. Refunds are not available from Westminster.

     Certain persons generally are entitled to exemption from backup withholding, including certain corporations, financial institutions and foreign individuals. Each stockholder should consult with such stockholder's own tax advisor as to such stockholder's qualification for exemption from backup withholding and the procedure for obtaining such exemption.

     All stockholders selling Shares pursuant to the Merger should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Westminster and the Depositary). Non-corporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding.


                           FAIRNESS OF THE TRANSACTION

     Each of the Filing Persons reasonably believes that the Settlement and the Merger will be fair to the unaffiliated stockholders of Westminster. The board of directors of Westminster unanimously approved the Settlement and the board of directors and stockholders of the Parent Corporation will approve the Merger. In reaching the conclusion that the transaction was fair, both substantively and procedurally, the Filing Persons principally considered the following factors:

     o Both the amount and structure of the Settlement, including the Merger, was established through protracted arms-length negotiations with the Plaintiff, who is not affiliated with any of the Filing Persons. In connection with the Settlement, Plaintiff, his counsel, and Mr. Fred Lowenschuss have had an opportunity to review and reasonably comment on this Schedule13E-3. In addition, Plaintiff is a sophisticated investor and was represented by counsel in such negotiations, and was capable of protecting his own interest and negotiating a settlement that was fair to both him and the other class members.

     o The Court of Chancery of the State of Delaware entered an Order and Final Judgment approving the Settlement on June 25, 2003, following a public hearing on March 7, 2003, where unaffiliated stockholders were provided the opportunity to object to the terms of the Settlement, including the Merger. In approving the Settlement, the Court considered objections to the Settlement made by Mr. Fred Lowenschuss, and concluded that the Settlement was fair, reasonable, adequate, and in the best interests of Westminster's stockholders.

     o The unaffiliated stockholders of Westminster are entitled to exercise appraisal rights and demand "fair value" for their shares as determined by the Delaware Court of Chancery, which may be determined to be more or less than the consideration they will receive in the Merger.

     In addition to the foregoing, the Filing Persons also considered the following factors that favored the Settlement and Merger:

     o The price to be paid to the unaffiliated stockholders in the Merger is within the $1.80 to $3.24 range of historical trading prices of Westminster's common stock for the period between January 1, 2001, and June 30, 2003, and is greater than the $2.80 sale price of the last reported sale on July 3, 2003. In addition, the merger price represents a premium of approximately 50% over the $2.00 per share sales price of the last reported sale of the Shares on AMEX prior to the day Westminster publicly announced the Offer to purchase shares at $2.80 and a premium of approximately 40% over the 52-week average share price of $2.14 for the one-year period ending April 15, 2002, prior to any upward influence the Offer had on the Share price.

     o The market for the Shares has been illiquid and the opportunity for a significant number of shares of Westminster common stock to be sold on the market in the foreseeable future, without substantially reducing the market price, is remote. Thus, the Merger represents an opportunity for the unaffiliated stockholders of Westminster to receive the Settlement consideration for their Shares at a time when such Shares would be hard to sell in the public market without putting downward pressure on the market price.

     Additionally, in making the determination set forth above, the Filing Persons considered the following factors that did not support the finding that the Settlement and Merger were fair:

     o The price to be paid to the unaffiliated stockholders in the Merger is below per share net book value of Westminster, which was $5.48 per share as of March 31, 2003. But, there are no current plans to liquidate Westminster or the Surviving Company and even if the Surviving Company were liquidated, the disposition of business and assets would probably involve a lengthy process with no guarantees that the full book value would be paid for the assets. Also, any cash received from the disposition of its assets would have to be offset by the expenses of disposition, including legal and professional fees. Accordingly, the Filing Persons believe that the proceeds of a liquidation available to unaffiliated stockholders would be less than the book value per share. Also, the Filing Persons believe that the negotiated settlement price is a more appropriate measure of the value of the Shares than the net book value per share.

     o The unaffiliated stockholders will not have the opportunity to participate in the future earnings and growth, if any, of the Surviving Company. This factor was offset by the fact that the unaffiliated stockholders will not face the risk of potential losses that may be incurred by the Surviving Company's operations or a decline in value of the Surviving Company after the Merger.

     o Neither the Settlement nor the Merger requires the approval of the unaffiliated stockholders of Westminster. Because the amount and structure of the Settlement was negotiated with the Plaintiff as representative of a class that included such unaffiliated stockholders, and since Plaintiff owns approximately 48.9% of the shares held by the unaffiliated stockholders, the Filing Persons did not perceive this factor as having a material negative impact on the fairness of the transaction.

     After having given the foregoing negative factors due consideration, the Filing Persons concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors that the Filing Persons have determined support their belief that the transaction is substantively and procedurally fair to the unaffiliated stockholders of Westminster.

     Also, since the Settlement was negotiated with the Plaintiff and approved by the Court of Chancery of the State of Delaware, following a public hearing, the Filing Persons determined that the negotiated Settlement and Merger consideration was the most appropriate measure of fair value, outweighing other measures such as the current and historical market price per Share, purchase prices paid in previous privately negotiated transactions, and the net book value per Share, as well as the going concern and liquidation value of Westminster. Accordingly, Westminster did not retain a representative to conduct going concern, liquidation or any other type of valuation in connection with the Settlement or Merger. As a result, the Filing Persons did not consider the going concern or the liquidation value of Westminster in reaching the conclusion that the Settlement and Merger was fair to the unaffiliated stockholders of Westminster.

     The Special Committee of the Board of Directors of Westminster did not retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders for purposes of negotiating the terms of the Settlement or Merger or preparing a report concerning the fairness of the Settlement or Merger. The members of the Special Committee did consult with independent counsel in reviewing the terms of the Settlement and Merger prior to the board meeting at which each board member, including each member of the Special Committee, unanimously approved the Settlement.


                 REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

     Neither Westminster nor any of its affiliates has received any report, opinion, or appraisal from an outside party that is materially related to the Settlement or the Merger and no Filing Person has engaged any third party to prepare any such report, opinion, or appraisal or perform any financial analysis of the Settlement or the Merger.

                              TRANSACTION STATEMENT

ITEM 1. Summary Term Sheet.

See the section above captioned "Summary Term Sheet."

ITEM 2. Subject Company Information.

(a) Name and address. The name of the subject company is Westminster Capital, Inc. The principal executive offices of Westminster are located at 9665 Wilshire Blvd., Suite M-10, Beverly Hills, California 90212, and its telephone address is (310) 278-1930.

(b) Securities. The authorized capital stock of Westminster consists of 30,000,000 shares of common stock, par value $1 per share (the "SHARES"). As of March 31, 2003, Westminster had 5,058,429 shares of common stock outstanding. Westminster has issued options to acquire Shares pursuant to a 1997 Stock Incentive Plan. As of March 31, 2003, 1,000,000 Shares were reserved for issuance pursuant to the 1997 Stock Incentive Plan, of which options to purchase 100,000 Shares at an exercise price of $2.37 per share, were repurchased by Westminster in connection with the Tender Offer for a price equal to the difference between the exercise price and Tender Offer Price. Other than these stock options, no stock options to purchase Shares were exercisable at a price per share less than $3.00 per share. At March 31, 2003, there were options to purchase 100,000 Shares outstanding at exercise prices ranging from $3.00 to $3.25 per share.

(c) Trading Market and Price. Westminster's common stock is principally traded on AMEX. Westminster's common stock is also traded on ArcaEx. The ticker symbol for the shares on both exchanges is "WI." The following table sets forth, for the periods indicated, the high and low sales prices per share of the common stock on AMEX:

                                                                     HIGH             LOW
         2001:
            First Quarter......................................      $2.52           $2.00
            Second Quarter.....................................       2.38            2.12
            Third Quarter......................................       2.30            2.03
            Fourth Quarter.....................................       3.00            1.75
         2002:
            First Quarter......................................      $2.14            1.80
            Second Quarter.....................................       3.13            1.80
            Third Quarter......................................       3.10            2.80
            Fourth Quarter.....................................       3.24            2.70
        2003:
            First Quarter......................................      $2.87           $2.70
            Second Quarter.....................................       3.04            2.76



        On July 3, 2003, the last day Westminster's common stock traded prior to the filing of this Schedule 13E-3, the reported closing sales price of the common stock on AMEX was $2.80 per share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

(d) Dividends. Westminster has not paid any dividends with respect to the Shares at any time during the past two years. There are no restrictions on Westminster's current or future ability to pay dividends on its common stock.

(e) Prior Public Offerings. Westminster has not made an underwritten public offering of its securities for cash during the past three years.

(f) Prior Stock Purchases. Please see Item 2(b) and Item 5 of this Schedule 13E-3 for information regarding the prior purchases of shares of Westminster's common stock by the Filing Persons.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSONS.

The name, business address, business telephone number and affiliation to Westminster of each Continuing Stockholder as well as Parent Corporation are set forth below. In addition, (i) the present principal occupation or employment and five-year employment history of each of the Continuing Stockholders who is a natural person, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, and (ii) the principal business and state or other place of organization of each of the Continuing Stockholders who is not a natural person, are set forth below. Except as set forth below, each of the Continuing Stockholder's business address is c/o Westminster Capital, Inc., 9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212, telephone number: (310) 278-1930. None of the Continuing Stockholders has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Information concerning Westminster is set forth in Item 2 above. Westminster, Parent Corporation, and the Continuing Stockholders are referred to herein as the "FILING PERSONS." The information required by this
Item 3 with respect to the officers and directors of Westminster other than the Continuing Stockholders is set forth in Schedule I hereto.

             NAME                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS
                                                 HELD DURING THE PAST FIVE YEARS

William Belzberg.............    William Belzberg has served as the chairman of the board of directors of Westminster since 1977 and as chief executive officer of Westminster since September 1990.  William Belzberg is a United States citizen.

Hyman Belzberg...............    Hyman Belzberg's principal business address is No. 1420
                                 Aquitaine Towers, 540 5th Avenue, S.W., Calgary, Alberta,
                                 Canada T2P0M2, telephone number (403) 237-6402.  He is a
                                 director on the board of directors of Westminster and has been the president of Bel-Alta Holdings Ltd., a real estate and mortgage investment company, since 1994.  He operated a large retail furniture business in Calgary, Alberta, Canada from
                                 1945 to 1994.  Hyman Belzberg is also on the board of the
                                 Canadian Athletic Foundation and is the president of Gaslight
                                 Square Ltd. and 623201 Alberta Ltd., both of which are real estate and investment companies.  He also serves on the board of Mount Royal College, the board of the Homeless Foundation, and as director of West Creek Developments.  Hyman Belzberg is a Canadian citizen.  Hyman Belzberg is the brother of William
                                 Belzberg

Keenan Behrle................    Mr. Behrle is a director and executive vice president of
                                 Westminster.  Mr. Behrle became executive vice president of
                                 Westminster on February 10, 1997.  He also served as chief financial officer from February 1997 to May 2000.  From
                                 November 1993 to February 1997, Mr. Behrle was engaged in real estate development activities for his own account.  From 1991 to November 1993, Mr. Behrle was president and chief executive officer of Metropolitan Development, Inc., a real estate
                                 development company located in Los Angeles, California.  Mr.
                                 Behrle is a United States citizen.

Greggory Belzberg............    Greggory Belzberg's principal business address is Suite 201,
                                 1110 Hamilton Street, Vancouver, BC, Canada V6B2S2, telephone number (604) 687-4269.  He is an entrepreneur in Canada.  He also founded and currently serves as director for Arsenal
                                 Energy, Inc., a Canadian Venture Exchange Company (formerly
                                 A.C. Global Capitol Corp.) and founded and currently serves as president of BNW Travel Management Ltd., a marketing and
                                 retail travel management business.   Mr. Belzberg is a
                                 Canadian citizen, the son of William Belzberg, and a
                                 stockholder of Westminster.

Bel-Cal Holdings, Ltd........    Bel-Cal Holdings, Ltd. is a Canadian corporation ("BEL-CAL")
                                 and a stockholder in Westminster.  Its principal business is the ownership and management of investments, and its principal business and principal office are located at 1400 First
                                 Alberta Place, 777-8th Avenue, S.W., Calgary, Alberta, Canada
                                 T2P3R5, telephone number (403) 237-6402.  William Belzberg is the President, sole director, and owner of all of the
                                 outstanding voting stock of Bel-Cal.

William Belzberg Revocable       William Belzberg Revocable Living Trust, October 5,
Living Trust, October 5, 1984    1984 is a U.S. living trust (the "TRUST"). It is a
                                 trust used for holding various assets, including shares of common stock of Westminster. William Belzberg
                                 is the sole trustee of the Trust.

Bel-Alta Holdings, Ltd.......    Bel-Alta Holdings, Ltd. is a Canadian corporation ("BEL-ALTA")
                                 and a stockholder in Westminster.  Its principal business is real estate mortgage and investment, and the address of its principal business and principal office is No. 1420 Aquitaine
                                 Towers, 540 5th Avenue, S.W., Calgary, Alberta, Canada T2P0M2,
                                 telephone number (403) 237-6402.  Hyman Belzberg is the
                                 President, sole director, and owner of all of the outstanding voting stock of Bel-Alta.

Westminster Acquisition Corp..   Westminster Acquisition Corp. is a Delaware corporation
                                 organized solely for the purposes of the Merger.  It is wholly owned by the Continuing Stockholders and will own in excess of
                                 90% of the Shares immediately before the Merger.


ITEM 4.  TERMS OF THE TRANSACTION.

Parent Corporation will merge with and into Westminster (the "MERGER"). Westminster will be the surviving entity in the Merger and also is referred to as the "SURVIVING COMPANY" throughout this Schedule 13E-3. At the effective time of the Merger, each outstanding Share (other than Shares held by dissenting stockholder or by Parent Corporation) will be converted into the right to receive $2.95665 ($3.00 less attorneys' fees in the amount of $0.04335 per share), to the holder in cash and without interest. It presently is expected that the Merger will become effective approximately 30 days following the filing of this Schedule 13E-3 or as soon as practicable thereafter.

The Merger is being effected as part of a settlement (the "SETTLEMENT") of the class action lawsuit filed in connection the tender offer (the "OFFER") by Westminster to purchase all outstanding Shares, other than Shares held by the Continuing Stockholders, at $2.80 per share, which was concluded in June 2002. Westminster made the Offer in order to provide the holders of its common stock with liquidity. Following a public hearing on March 7, 2003, the Court of Chancery of the State of Delaware approved the Settlement on June 25, 2003, with the exception as to the amount of attorneys' fees awarded. The court awarded attorneys' fees in the amount of $100,000 to Plaintiff's counsel, rather than the $125,000 proposed in the Settlement. As approved, the Settlement, provides that all class members, including current stockholders of Westminster, receive $3.00 per share of Westminster's common stock (less a pro rata share of attorneys' fees). Specifically, pursuant to the terms of the Settlement: (i) Westminster will pay each stockholder that tendered Shares in the Offer an additional $0.20 per share (less a pro rata share of attorneys' fees); (ii) Westminster will purchase the Shares owned by the lead plaintiff ("PLAINTIFF"), which is represented to be approximately 349,300 Shares, for $3.00 per share (less a pro rata share of attorneys' fees); and (iii) the Continuing Stockholders will contribute their Shares to the newly formed Parent Corporation which will then own in excess of 90% of Westminster's outstanding common stock and the Parent Corporation will then merge with and into Westminster, and each of the stockholders of Westminster (other than the Parent Corporation) will be entitled to receive $3.00 per share for their Shares (less a pro rata share of attorneys' fees) and the stockholders of the Parent Corporation (I.E. the Continuing Stockholders) will receive shares of stock of the Surviving Company. The reasons for engaging in the Settlement and the Merger are described in the Special Factors section under the caption entitled "Purposes, Alternatives, Reasons, and Effects of the Transaction."

The additional $.15665 per share (taking into account the attorneys' fees) shall be distributed to the Westminster stockholders who tendered their Shares in connection with the Offer (based on the number of Shares tendered by each such stockholder) within three (3) business days following the later of: (i) entry of the Order and Final Judgment approving the Settlement; (ii) the expiration of any applicable appeal period for the appeal of the Order and Final Judgment without an appeal having been filed, or if an appeal is taken, entry of an order affirming the Order and Final Judgment; and (iii) the dismissal of all claims or objections, if any, to the disclosures in this Schedule 13E-3 (including the clearance of all comments made by the SEC) (the "DISTRIBUTION DATE").

Within three (3) business days following the later of: (i) the Distribution Date, or (ii) that date which is thirty (30) days following the filing of this
Schedule 13E-3, Westminster shall purchase all of the 349,300 Shares owned by Plaintiff for a price of $2.95665 per share (taking into account the attorneys' fees). Within three (3) business days following the purchase of the Shares from Plaintiff, Parent Corporation shall consummate the Merger with Westminster.

Instructions for surrendering stock certificates and receiving payment for the Shares will be set forth in a notice of merger and appraisal rights and a letter of transmittal, which will be mailed by U.S. Stock Transfer Corporation, the paying agent, to the stockholders of record of Westminster within ten (10) calendar days following the date the Merger becomes effective and should be read carefully. No stockholders should submit his, her, or its stock certificates before receipt of these documents.

The board of directors of Westminster has unanimously approved the Settlement and the board of directors and stockholders of Parent Corporation will approve the Merger in accordance with Section 253 of the Delaware General Corporation Law and no other vote will be necessary to approve the Merger or the other transactions described in this Schedule 13E-3. Holders of the Shares are not entitled or required to vote on the Merger. As a result, Westminster is not soliciting proxies or consents from holders of the Shares with respect to the Merger. As discussed in Item 8 of this Schedule 13E-3, the Filing Persons believe that the Merger is fair to all of the unaffiliated holders of Westminster's common stock.

No Shares or other securities will be purchased from any director, officer or affiliate of Westminster in connection with the Merger and the other transactions described above.

None of the Filing Persons has made any provision to grant unaffiliated stockholders of Westminster access to the corporate files of any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

The purchase of Shares pursuant to the Merger will not result in a taxable transaction for Westminster or the Continuing Stockholders. The federal tax consequences to a holder of the Shares receiving cash in the Merger are described in the Special Factors section under the caption entitled "Purpose, Alternatives, Reasons and Effects of the Transaction."

APPRAISAL RIGHTS

Holders of the Shares who properly perfect their appraisal rights under Section 262 of the Delaware General Corporation Law (referred to as "SECTION 262") will have the right to seek an appraisal and to be paid the "fair value" of their Shares at the effective time of the Merger (exclusive of any element of value arising from the expectation or accomplishment of the Merger). Since the Plaintiff's Shares are being acquired outside of the Merger, Plaintiff will not be entitled to appraisal rights. Accordingly, holders of approximately 364,493 shares of Westminster common stock will have a right to perfect their appraisal rights under Section 262.

The following is a brief summary of the statutory procedures to be followed in order for a holder of the Shares to dissent from the Merger and perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262, the complete text of which is set forth in EXHIBIT (F) to this Schedule 13E-3 and is incorporated into this Statement by this reference. Any holder of the Shares considering demanding appraisal of their shares is advised to consult such stockholder's own independent legal counsel with respect to the availability and perfection of appraisal rights in the Merger.

Holders of record of the Shares who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of the Shares must be delivered to the Secretary of Westminster within 20 days after the date that Westminster, as the corporation surviving the Merger, mails to the Westminster stockholders a notice (referred to as the "NOTICE OF MERGER") to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 and any other information required by Section 262).

A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand for appraisal must be executed by the fiduciary. If the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he or she is acting as an agent for the record owner.

A record owner who holds the Shares as a nominee for others, such as a broker, may exercise appraisal rights with respect to the Shares held for all or less than all of the beneficial owners of the Shares as to which the nominee holder is the record owner. In such case, the written demand for appraisal must set forth the number of shares of Westminster common stock covered by such demand. Where the number of the Shares is not expressly stated, the demand for appraisal will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights within 20 days following the mailing of the Notice of Merger.

Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, Westminster Capital, Inc., 9665 Wilshire Blvd., Suite M-10, Beverly Hills, California 90212 or to such other address as is specified in the Notice of Merger. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of Westminster common stock covered by the demand and that the stockholder is demanding appraisal of such shares.

Within 120 days after the effective time of the Merger, either Westminster or any former holder of the Shares who has complied with the required conditions of
Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the "fair value" of the shares of the dissenting former holder of the Shares. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which former holders are entitled to appraisal rights and thereafter will appraise the Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger), together with a fair rate of interest to be paid, if any, upon the amount determined to be the "fair value."

In determining "fair value", the Delaware Court of Chancery is to take into account all relevant factors. In WEINBERGER V. UOP, INC., ET AL., the Delaware Supreme Court discussed the factors that could be considered in determining "fair value" in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation." The Delaware Supreme Court has construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." However, the court noted that Section 262 provides that "fair value" is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger."

Holders of Westminster common stock who seek appraisal of their Shares should bear in mind that the "fair value" of their Shares determined under Section 262 could be more than, the same as, or less than the cash consideration paid for such stock in the Merger. Moreover, Westminster, as the corporation surviving the Merger, may argue in any appraisal proceeding that, for purposes of the appraisal proceeding, the "fair value" of the Westminster common stock, as the case may be, is less than that paid in the Merger. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and assessed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any holder of the Shares who has duly demanded appraisal in compliance with
Section 262 will not be entitled to vote the Shares subject to such demand for any purpose or to receive payment of dividends or other distributions on such Shares after the effective time of the Merger, except for dividends or other distributions payable to stockholders of record at a date prior to the effective time of the Merger.

At any time within 60 days after the effective time of the Merger, any former holder of the Shares will have the right to withdraw his or her demand for appraisal and to accept the merger consideration paid for the Shares in the Merger. After this 60-day period, the former holder may withdraw his or her demand for appraisal only with the consent of Westminster, as the corporation surviving the Merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the Merger, stockholders' rights to appraisal will cease and all stockholders will be entitled to receive the cash consideration paid for the Shares. Inasmuch as Westminster has no obligation to file a petition for appraisal, any stockholder who desires a petition for appraisal to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon any terms as the Delaware Court of Chancery deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Board has, from time to time over the last three years, considered various strategies to enhance stockholder value and increase stockholder liquidity. Since Westminster's common stock commenced trading on the AMEX on June 15, 1999, Westminster has been unsuccessful in attracting institutional support or research coverage. The result has been average trading volumes for the Shares at levels significantly below that necessary to provide for a liquid market for the Shares. Lacking a liquid trading market, the Shares have traded below Westminster's per share book value.

One strategy Westminster considered to enhance stockholder value was to make acquisitions that would shift its identity from a holding company with diversified operations to a company operating in an identifiable industry segment with a peer group of public companies. Management believed that a focused identity would increase its exposure in the investment community. Management targeted businesses that had revenues and net profits of a magnitude that, if acquired, would become the core business of Westminster, and businesses that would be accretive to Westminster's subsidiary, One Source Industries, LLC, which was demonstrating steady growth in the display packaging business.

During the spring and summer of 2000, management met with representatives of several investment banking firms to make them aware that Westminster was actively looking for businesses to acquire. During these meetings, management discussed its acquisition strategy and the profile of the targeted businesses that would satisfy Westminster's acquisition criteria. As a result of these meetings, several potential acquisition candidates were presented to Westminster that were clients of the investment banks. However, no acquisition targets were identified that satisfied Westminster's acquisition criteria and no acquisitions were completed. The investment banks Westminster met with during this period included Barrington Associates, Cappello Capital, CIBC Capital Partners, Duff & Phelps, LLC, Everen Securities, First Security Van Kasper, Grief & Co., Houlihan Lokey, Sutro & Co. and Shoreline Pacific Partners. Westminster met with these investment banks because of their reputation involving representation of companies that might meet Westminster's acquisition criteria. Westminster did not engage any of these investment banks as advisors to Westminster.

During the same period, management assessed the growth potential of its other subsidiaries and concluded that Westminster's long-term value would be enhanced by the sale of two of its subsidiaries, Touch Controls and Physician Advantage, LLC. Westminster retained a business broker and an investment banker to market Touch Controls and Physician Advantage. Touch Controls was sold to a strategic buyer in October 2001. However, no transaction was consummated with respect to Physician Advantage and it remains a subsidiary of Westminster. Physicians Advantage ceased its operations in October 2002 following the election by Broadlane Inc. not to renew its contract with Physicians Advantage beyond September 2002. The contract with Broadlane Inc. produced over 95% of Physician Advantage's revenue.

In the fall of 2000, management of Westminster considered the feasibility of conducting a stock repurchase program in the open market in an effort to provide liquidity for stockholders desiring to dispose of their Shares. However, management concluded that a repurchase program was not feasible within the requirements of the federal securities laws because the Shares traded infrequently and in relatively small amounts.

In November 2000, the Board authorized management to retain an investment banker to provide advice on methods to enhance market exposure and thus increase stockholder value and provide liquidity to stockholders. After interviewing four firms, Westminster retained Gerard Klauer Mattison as its exclusive financial advisor for the purpose of exploring various alternatives to enhance stockholder value. Gerard Klauer undertook a review of the businesses and assets of Westminster and its subsidiaries. Gerard Klauer interviewed management of Westminster and its subsidiaries and reviewed operations and financial results and budgets.

In March 2001, representatives of Gerard Klauer met with the Board at its regularly scheduled meeting, and presented their analysis and recommendations. The representatives described the challenges Westminster faced to increase its market exposure and thus increase stockholder value and liquidity: stock trading at less than cash per share, no institutional holdings, no research coverage, limited trading activity and investments in some subsidiaries were lowering Westminster's margins. The representatives explained that the relatively small public float for the Shares provided an additional challenge to achieving the Board's goals. Further, the structure of Westminster as a holding company of diversified operating subsidiaries was not favored by investors who prefer to create their own diversification by investing in a variety of operating companies.

Gerard Klauer presented the following three strategic alternatives to the Board: implementing a partial stock buy-back program, taking Westminster private and realigning Westminster's corporate identity. Of these three options, Gerard Klauer recommended that Westminster realign its corporate identity to focus on a core business or group of businesses and divest unrelated businesses. Gerard Klauer stated that this strategic alternative would focus Westminster on business acquisitions and investment opportunities offering the best return on capital and growth, provide investors with a driver for growth that could attract research and institutional investors and provide discipline to focus on business activities with a complementary fit with Westminster's core operations. Gerard Klauer further recommended that Westminster consider the following preliminary criteria in considering potential acquisition candidates: stable operating profits, positive cash flows, Southern California location, strong management team committed to growth, opportunity for significant growth, low technology risk, opportunity for proprietary advantage, established distribution channels and customer relationships, manageable requirements for capital and the ability to dominate a sector or niche.

With the assistance of Gerard Klauer, Westminster commenced a focused search for potential acquisition candidates that met its criteria. However, after working with Gerard Klauer for more than six months, Westminster had not consummated an acquisition and had not identified a potential candidate that was likely to be acquired in the near term. It became evident that this acquisition strategy was not likely to achieve the Board's goals of increasing Westminster's market exposure, thus increasing stockholder value and liquidity, within a time frame that was acceptable to the Board. On September 11, 2001, Westminster terminated its advisory relationship with Gerard Klauer, although it continues to use Gerard Klauer's services to identify acquisition candidates.

In September 2001, there were telephone calls between William Belzberg and Hyman Belzberg, William Belzberg and Fred Kayne and Keenan Berhle and Roy Doumani, each a member of the Board, relating to Westminster's acquisition strategy and the likely outcome of that strategic alternative. Recognizing that Westminster's acquisition strategy had not achieved its primary goal of providing a liquid trading market for Westminster's Shares, in late September 2001 Mr. William Belzberg had phone conversations with each of Mr. Hyman Belzberg and Mr. Samuel Belzberg, at that time, along with William Belzberg, the three largest beneficial owners of the Shares, to ascertain their views on a possible tender offer or going private transaction. Messrs. William, Hyman and Samuel Belzberg are brothers. However, for more than the past five years, the personal and business relationship between Mr. Samuel Belzberg and both Messrs. William and Hyman Belzberg have been strained and the brothers have had significant disputes concerning their business interests and have not acted in concert. Notwithstanding the strained relationship between the brothers, Mr. William Belzberg placed these phone calls in order to determine if a consensus could be reached among the major stockholders that would facilitate the proposal of a tender offer or going private transaction. While no consensus was reached among the stockholders during these phone calls, Mr. William Belzberg referred the matter to the Board for consideration.

Recognizing that a tender offer or going private transaction, if proposed, could involve either Mr. William Belzberg or Mr. Hyman Belzberg, both directors of Westminster, on October 2, 2001, the Board established a special committee of independent directors (the "SPECIAL COMMITTEE"), composed of Mr. Fred Kayne, Mr. Roy Doumani and Ms. Barbara George to evaluate a tender offer or going private transaction, if proposed. On October 10, 2001, the Special Committee engaged Houlihan Lokey to advise it in assessing any transaction that might be proposed and potentially render a fairness opinion if a transaction took place. Houlihan Lokey conducted a due diligence examination of Westminster in the fall of 2001 to prepare to render any such advice.

On November 8, 2001, Messrs. William, Hyman and Samuel Belzberg met to discuss a possible tender offer or going private transaction. There continued to be significant differences of opinion among them as to the future strategy of Westminster and whether to pursue such a transaction. Messrs. William and Hyman Belzberg indicated that they desired to retain their investment in Westminster and operate it as a going concern. They acknowledged that Westminster had not been able to implement a strategy to enhance its market exposure and thus increase stockholder value and provide liquidity to stockholders. Consequently, they were willing to entertain a tender offer or going private transaction in order to provide the stockholders with an opportunity for liquidity if it could be structured in a way that did not jeopardize Westminster's ability to continue as a going concern. Mr. Samuel Belzberg indicated that he did not agree with this objective and he made it clear that he did not wish to have any continuing interest in Westminster with Messrs. William and Hyman Belzberg. However, he indicated that the then current trading range of the Shares was below the price at which he would be willing to sell the Shares he beneficially owned and he suggested that Westminster should repurchase his interest at a price closer to the net book value of the Shares. The significant differences in opinion that existed among the major stockholders precluded them from agreeing to any plan relating to a tender offer or going private transaction.

In December 2001 and January 2002, Messrs. William and Samuel Belzberg had brief telephone conversations in which Mr. Samuel Belzberg again suggested that Westminster repurchase his ownership interest in Westminster at a price closer to the net book value rather then market value. Mr. William Belzberg advised him that Westminster was not prepared to consider or make such an offer.

On February 11, 2002, management of Westminster met with a long-time stockholder of Westminster, at the stockholder's request. At that meeting the stockholder said that Westminster should address the trading price of Westminster's stock and consider steps to enhance liquidity in the near term, including having Westminster repurchase its Shares. Management of Westminster again evaluated the feasibility of a tender offer. On February 26, 2002, management of Westminster advised the Special Committee that it was possible that a transaction might be proposed in the near term and requested that the Special Committee take whatever steps it deemed appropriate in view of that possibility.

The Special Committee met on March 1, 2002. Representatives from Houlihan Lokey participated in the meeting. At that meeting, the Special Committee requested that Houlihan Lokey undertake any additional diligence they considered necessary to advise the Special Committee and to render a fairness opinion. The Special Committee also selected legal counsel to advise it.

On March 8, 2002 and thereafter, representatives of Houlihan Lokey contacted management of Westminster to obtain updated operating and financial information concerning Westminster and its subsidiaries. They also inquired as to the possible forms of transactions Westminster might contemplate. Management of Westminster advised Houlihan Lokey that if a transaction were to take place it would probably be structured as an issuer tender offer to purchase all outstanding shares of common stock, including Shares held by major stockholders who did not wish to be part of the continuing ownership of Westminster. Management of Westminster informed Houlihan Lokey that they were not aware of whether Mr. Samuel Belzberg would tender the Shares he beneficially owned in the proposed tender offer.

Mr. William Belzberg had a brief meeting with Mr. Samuel Belzberg on March 8, 2002, in which Mr. William Belzberg advised Mr. Samuel Belzberg that Westminster was seriously considering an issuer tender offer to provide stockholders with liquidity. Mr. Samuel Belzberg reiterated his desire to have his ownership interest repurchased by Westminster. Mr. William Belzberg suggested that he should then make an offer to Westminster at a price that did not jeopardize Westminster's ability to continue as a going concern.

On March 19, 2002, the Board formally ratified the formation of the Special Committee to review, consider, analyze and negotiate a possible tender offer. Over the next two weeks, William Belzberg and Keenan Behrle, in their capacities as officers of Westminster, and Fred Kayne, Roy Doumani and Barbara George, as members of the Special Committee, had several informal discussions, principally through their respective legal counsels, concerning the structure, conditions, financing and timing of a potential issuer tender offer and the preparation of offering documents. Mr. Samuel Belzberg was not a participant in any of these discussions.

On April 1, 2002, Messrs. William and Samuel Belzberg had a brief telephone conversation in which Mr. William Belzberg advised him that it appeared that Westminster would be going forward with a tender offer to purchase any and all of its Shares. Mr. Samuel Belzberg inquired about the tender price and Mr. William Belzberg informed him that a special committee of the Board was considering that issue.

On April 2, 2002, Management of Westminster presented the Special Committee initial drafts of offering documents outlining the terms, other than price, and structure of a possible tender offer. On April 4, 2002, the Special Committee met with its counsel to discuss and consider the initial terms and structure of the tender offer set forth in the tender offer materials and an appropriate range for the offering price. Houlihan Lokey participated in this meeting by telephone and provided an oral summary of its preliminary analysis which it intended to incorporate in the written materials to be presented to the Special Committee at its next meeting. Specifically, Houlihan Lokey outlined the analyses it conducted in valuing the various business units of Westminster and in determining a range of tender prices that would be fair, from a financial point of view, to Westminster's stockholders (other than the Continuing Stockholders).

On April 4, 2002, Westminster received an offer from Gibralt Capital Corporation, an entity controlled by Mr. Samuel Belzberg, to sell a total of 1,472,748 Shares (including 100,000 Shares owned by MDB Capital, an entity controlled by Mr. Samuel Belzberg's adult son) to Westminster at a price of $2.80 per Share. Westminster did not provide Mr. Samuel Belzberg, Gibralt or MDB any projections or other material non-public information in connection with this offer.

On April 5, 2002, the Board held a special meeting and authorized the Special Committee to consider and evaluate the offer from Gibralt, in addition to the proposed tender offer. The Board determined that it was appropriate for the Special Committee to consider the offer from Gibralt because of the potential influence it may have on the terms of the tender offer and the family relationship between Mr. Samuel Belzberg and Messrs. William and Hyman Belzberg, both directors of Westminster, and the Management Stockholders. The Board believed it could appear improper to include Messrs. William and Hyman Belzberg in its evaluation of the offer from Gibralt, even though the Board was aware of the strained relationship between Messrs. William and Hyman Belzberg with Mr. Samuel Belzberg.

During the morning of April 9, 2002, the Special Committee and its counsel met to consider both the proposed tender offer and the offer from Gibralt. At the meeting representatives of Houlihan Lokey gave a presentation and provided a written report to the Special Committee concerning the value of Westminster as a going concern, including a description of the analyses it conducted in valuing the various business units of Westminster, and in determining a range of tender prices for the Shares that would be fair, from a financial point of view, to the stockholders of Westminster (other than the Continuing Stockholders). Houlihan Lokey explained that it conducted a valuation analysis of Westminster on a going concern basis in light of Westminster's stated intention not to pursue a merger, sale of control transaction or otherwise liquidate Westminster upon completion of the Offer. Houlihan Lokey informed the Special Committee that a valuation based on a liquidation analysis would result in a significantly higher valuation range for the Shares. The Special Committee reviewed, considered and discussed the written materials and the methodology and conclusions of the analysis with Houlihan Lokey. The Special Committee then considered the tender offer and engaged in discussions concerning what tender offer price would be fair to the unaffiliated stockholders.

The Special Committee then discussed the Gibralt offer. The Special Committee discussed the strained relationship between Messrs. William and Hyman Belzberg, on the one hand, and Mr. Samuel Belzberg, on the other hand, as a result of significant disagreements and disputes the brothers have had with respect to their business interests. Because of the strained relationship with his brothers and because Mr. Samuel Belzberg was not an officer or director of Westminster and was not involved in structuring the proposed tender offer, the Special Committee determined that the Gibralt offer should be considered as being made on an arms-length basis by a sophisticated major stockholder with extensive knowledge regarding Westminster's prospects and intrinsic value and not by a party that is related by family to management of Westminster. The Special Committee also considered that Mr. Samuel Belzberg had made it clear that he did not wish to have any continuing interest in Westminster with Messrs. William and Hyman Belzberg and the disruptive atmosphere that could exist in a corporation with a major discontented stockholder. The Special Committee also noted that the Gibralt offer was within the range of prices per share that Houlihan Lokey had determined to be fair from a financial point of view. Although Houlihan Lokey advised the Special Committee about a range of prices that would be fair, from a financial point of view, to the stockholders of Westminster (other than the Continuing Stockholders) in the tender offer, Houlihan Lokey did not advise the Special Committee specifically about the fairness of the offer from Gibralt. The Special Committee also noted that the price was less than the per share book value of Westminster's Shares and as a result of the repurchase, the per share book value of Westminster's Shares following the repurchase would increase. Following discussion and based on the foregoing considerations, the Special Committee determined that the offer from Gibralt to sell at a price of $2.80 per Share was fair to, and in the best interest of, Westminster and its stockholders and determined to recommend to the Board that Westminster accept the offer and purchase the Shares held by Gibralt and MDB on the proposed terms. The Special Committee also unanimously agreed that it would not be fair to the unaffiliated stockholders to have a tender offer price that was lower than the price paid to Samuel Belzberg.

The Board held a special meeting the afternoon of April 9, 2002. During this meeting, the Special Committee reported that it had determined that the offer from Gibralt to sell the Shares held by it and MDB at a price of $2.80 per Share was fair to, and in the best interest of, Westminster and its stockholders and recommended to the Board that Westminster accept the offer. The Board then discussed and voted to approve the offer by Gibralt, based on the recommendation of the Special Committee, and instructed Westminster's officers to negotiate a purchase agreement and consummate the transaction with Gibralt and MDB.

Immediately following this Board meeting, the Special Committee held a meeting with the management of Westminster and discussed the terms of Westminster's proposed tender offer. In addition to the information presented by Houlihan Lokey, the Special Committee noted that the transaction with Gibralt, specifically the $2.80 price per Share to be paid in the transaction, would be a significant factor in its determination of a tender offer price.

On April 15, 2002, the Special Committee held a meeting and unanimously determined that the Offer, and specifically that a price of $2.80 per Share, is fair to, and in the best interests of, Westminster's stockholders (other than the Continuing Stockholders), subject to consummation of the transaction with Gibralt at a price no higher than $2.80 per share, which was scheduled to close April 16, 2002.

The Board held a special meeting the evening of April 15, 2002. During this meeting, the Special Committee reported that it had determined that the Offer is fair to, and in the best interests of, Westminster's stockholders (other than the Continuing Stockholders). The Board then discussed the Offer and, based on the Special Committee's determination that the Offer was fair and in the best interest of Westminster's stockholders (other than the Continuing Stockholders), approved the Offer at a price of $2.80 per Share.

On April 16, 2002, Westminster finalized a Stock Purchase Agreement with Gibralt and MDB, pursuant to which Westminster purchased 1,372,748 and 100,000 Shares from Gibralt Capital and MDB, respectively, for $2.80 per Share.

On April 18, 2002, Westminster announced that it was commencing a tender offer to purchase any and all Shares of Westminster common stock at a price of $2.80 per share. On April 19, 2002, the Plaintiff filed a complaint in the Delaware Court of Chancery against Westminster and its directors in connection with the Offer, alleging, among other things, that the Offer was unfair (the "LAWSUIT"). Although the Plaintiff requested that the Offer be enjoined pending the outcome of the Lawsuit, the Court denied the plaintiff's request to schedule a preliminary injunction hearing and the Offer was closed without resolving the Lawsuit.

On May 24, 2002, Westminster announced that it had completed the Offer, and that a total of 1,382,413 shares were tendered, representing approximately 20.8% of the outstanding shares of Westminster common stock prior to the commencement of the Offer. Westminster also announced a subsequent offering period, which was scheduled to expire on June 21, 2002. On June 21, 2002, Westminster announced the expiration of the subsequent offering period, and reported that a total of 1,593,022 Shares (representing approximately 60% of the Shares outstanding prior to the commencement of the Offer, excluding the Shares owned by the Continuing Stockholders) had been tendered during both the initial and subsequent offering periods.

Following the close of the subsequent offering period, Westminster consulted with its legal counsel concerning various courses of action it might take with respect to the Lawsuit, including presenting its motion to dismiss or pursuing settlement discussions. After assessing the costs and risks of continued litigation, Westminster directed its counsel to explore with Plaintiff's counsel the possibility of a settlement. Counsel for the parties communicated intermittently between June and August 2002; however, little progress was made with respect to reaching any settlement of Plaintiff's claims.

In late August 2002, Westminster's counsel suggested that Plaintiff and his counsel meet with Westminster's management and its counsel to review any information and ask any questions they wished concerning Westminster. On September 24, 2002, Plaintiff and his counsel met with William Belzberg and Keenan Behrle of Westminster to review information concerning Westminster. Westminster provided Plaintiff and his counsel with all information they requested and answered counsel's questions concerning the materials that were provided to him. According to the Stipulation of Settlement filed with the Court of Chancery, Plaintiff, his counsel and financial expert reviewed the materials. During October and November 2002, the parties continued their discussions. As a result of these negotiations, the parties reached preliminary approval of a $3.00 per share settlement price. The parties, with assistance from their counsel, then worked out the terms of the Stipulation of Settlement, which include Plaintiff and his counsel's right to review and comment on this Schedule 13E-3.

On December 31, 2002, the board of directors of Westminster held a telephonic board meeting for the purpose of evaluating the Stipulation of Settlement, including the proposed settlement price of $3.00 per share. After considering the cost and uncertainty of continued litigation and the factors set forth in the section entitled "Special Factors - Fairness of the Transaction," the board, including each member of the Special Committee, concluded that the settlement price per share was fair and unanimously approved the Stipulation of Settlement.

On January 7, 2003, Plaintiff and Westminster filed a Stipulation of Settlement with the Court of Chancery of the State of Delaware. On or before January 23, 2003, U.S. Stock Transfer Corporation, the transfer agent for Westminster, sent a notice of the proposed settlement and public hearing to all persons and entities that tendered their Shares in response to the Offer, all persons and entities who were stockholders of record on January 10, 2003, and all nominees who might hold common stock of Westminster in "street name" for the benefit of their customers who are the beneficial owners of the common stock, providing an opportunity for each stockholder to participate at the hearing and make objections.

On March 7, 2003, a public hearing was held concerning the Settlement. One Westminster stockholder, Mr. Fred Lowenschuss, objected to the Settlement and the award of attorneys' fees. His objections focused on a claimed conflict of interest between or among those members of the class who tendered their Shares in connection with the Offer, Plaintiff, and the other minority shareholders who have neither tendered nor consented to sell their Shares. Mr. Lowenschuss argued that there was a conflict within the class between those who tendered and those who did not. He also argued that because Plaintiff did not tender his Shares, he could not represent those who did. Finally, he argued that the proposed Merger was the result of collusion between Plaintiff and the defendants in the Lawsuit and constituted a "new tender offer," the fairness of which he could not assess until he would have received all of the information that would be disseminated to the Westminster stockholders in connection with the Merger.

On June 25, 2003, the Delaware Court of Chancery entered an Order and Final Judgment, approving the Settlement and rejecting Mr. Lowenschuss's objections, except the amount of attorneys' fees awarded to Plaintiff's counsel. The court awarded attorneys' fees in the amount of $100,000 to Plaintiff's counsel, rather than the $125,000 proposed in the Settlement. The attorneys' fees is a set amount and will not increase or decrease based on whether any stockholders elect to exercise their appraisal rights. Accordingly, the Settlement will be consummated as follows: (i) Westminster will pay each stockholder that tendered Shares in the Offer an additional $0.20 per share (less a pro rata share of attorneys' fees); (ii) Westminster will purchase the Shares owned by the Plaintiff, which is represented to be approximately 349,300 Shares, for $3.00 per share (less a pro rata share of attorneys' fees); and (iii) the Continuing Stockholders will contribute their Shares to Parent Corporation and Parent Corporation will then merge with and into Westminster, and each of the stockholders of Westminster will be entitled to receive $3.00 per share for their Shares (less a pro rata share of attorneys' fees) and the stockholders of the Parent Corporation (i.e. the Continuing Stockholders) will receive shares of stock of the Surviving Company. On July 2, 2003, Mr. Lowenschuss filed a Request for Reconsideration of the Order and Final Judgment. As of the date of this
Schedule 13E-3, the court has not ruled on this Request for Reconsideration.

Pursuant to the terms of the Stipulation of Settlement and the Order and Final Judgment, Westminster provided Plaintiff, his counsel, and Mr. Fred Lowenschuss an opportunity to review and comment on the Schedule 13E-3 more than 3 days prior to its filing. In addition, the management of Westminster met with Mr. Fred Lowenschuss on July 8, 2003, to discuss his comments to the Schedule 13E-3. Westminster believes it has incorporated all reasonable comments made by these parties.

Except as set forth in this Schedule 13E-3, no Filing Person has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Westminster.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

As a result of the Merger, each outstanding Share (other than Shares held by dissenting stockholders and by Parent Corporation) will be canceled and extinguished in exchange for the right to receive cash in the amount of $2.95665 per share ($3.00 less attorneys' fees in the amount of $0.04355 per share) to the holder without interest. As a result of the Merger and the acquisition of the Shares from Plaintiff, which Shares shall be held in treasury by Westminster, the Continuing Stockholders will own 100% of the outstanding equity securities of the Surviving Company.

Following the Merger, the Surviving Company will be a privately held corporation and there will be no public market for its common stock. At the effective time of the Merger, the Shares will cease to be quoted on AMEX and the ArcaEx and price quotations with respect to sales of the Shares in the public market will no longer be available. In addition, the registration of the Shares under the Exchange Act will be terminated and the Surviving Company will no longer be required to file periodic reports with the Securities and Exchange Commission.

After the Merger, William Belzberg, Hyman Belzberg, and Keenan Behrle will be the initial directors of the Surviving Company. Further, the executive officers of Westminster at the effective time of the Merger will be the initial executive officers of the Surviving Company. Specifically, at the effective time of the Merger, the following officers of Westminster are expected to continue in their existing capacities at the Surviving Company: William Belzberg, Chairman of the Board and Chief Executive Officer, and Keenan Behrle, Executive Vice President and Chief Financial Officer.

It is expected that following the completion of the Merger, the operations of Westminster will be conducted substantially as they are currently being conducted. Neither Westminster nor the Continuing Stockholders has any present plans or proposals that relate to or would result in a change in Westminster's dividend policy or an extraordinary corporate transaction involving Westminster's corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any operations, sale or transfer of a material amount of assets. However, Westminster and the Continuing Stockholders will continue to evaluate Westminster's business and operations after the Merger from time to time, and may propose to develop new plans and proposals which either Westminster or the Continuing Stockholders considers to be in the best interests of Wesminster and its stockholders.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

See "Special Factors - Purposes, Alternatives, Reasons and Effects of the
Merger."

ITEM 8.  FAIRNESS OF THE TRANSACTION.

See "Special Factors - Fairness of the Merger."

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

See "Special Factors - Reports, Opinions, Appraisals and Negotiations."

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Westminster will pay an aggregate of approximately $2,359,983 in cash to effect the Settlement, including approximately $249,547 as additional consideration for stockholders who tendered their Shares in connection with the Offer, approximately $1,032,758 to purchase 349,300 Shares from Plaintiff, approximately $1,077,678 to purchase 364,493 Shares to be acquired in the Merger (subject to the exercise of appraisal rights), and $100,000 for legal fees in connection with the Settlement. Westminster will use funds from its working capital to purchase the Shares acquired from the Plaintiff and in the Merger and to pay all related costs and expenses of the Settlement. There are no alternative financing arrangements or conditions to financing with respect to the Merger or the Settlement.

The following table sets forth estimates of the additional expenses in connection with the Merger, all of which will be paid by Westminster:

       SEC filing fee..............................................     $423
       Printing fees...............................................   $5,000
       Legal Fees.................................................. $100,000
       Paying and information agent fees...........................   $8,000
       Miscellaneous fees..........................................  $12,000

       Total....................................................... $125,423

ITEM 11. INTEREST IN SECURITIES OF the SUBJECT COMPANY.

William Belzberg beneficially owns 2,176,670 Shares, or 43.0% of the outstanding Shares as the sole trustee of the William Belzberg Revocable Living Trust, October 5, 1984, which owns of record 1,802,820 Shares, and sole owner of Bel-Cal Holdings, Ltd, which owns of record 373,750 Shares. Hyman Belzberg, beneficially owns 1,703,974 Shares or 33.7% of the outstanding shares as the sole owner of Bel-Alta Holdings, Ltd, which owns of record all such Shares. Keenan Behrle beneficially owns 90,000 Shares or 1.8% of the outstanding Shares. Greggory Belzberg beneficially owns 374,400 Shares, or 7.4% of the outstanding Shares. Upon consummation of the Merger, the Current Stockholders will own a 100% interest in the Surviving Company. The Shares beneficially owned by the officers and directors of Westminster (other than the Current Stockholders) is set forth in Schedule I hereto.

Except as set forth in this Schedule 13E-3, none of the Filing Persons beneficially owns or has a right to acquire any Shares, or has effected any transaction in the Shares during the past 60 days.

Except as set forth in this Schedule 13E-3, none of the Filing Persons has any contracts, arrangements, understandings or relationships with any other person or entity with respect to any securities of Westminster, including, but not limited to, any contract, arrangement understanding or relationship concerning the transfer or the voting of any securities of Westminster, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

Not applicable.

ITEM 13. FINANCIAL STATEMENTS.

     (a) Financial Information.

Westminster's audited financial statements for the fiscal years ended December 31, 2002 and December 31, 2001, are incorporated herein by reference to "Item 8. Financial Statements and Supplementary Data" included in Westminster's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (the "FORM 10-K"). A copy of the Form 10-K was distributed to the stockholders of Westminster on June 16, 2003. Any stockholder who has not received a copy of the Form 10-K or who cannot locate the Form 10-K may request a copy from Westminster by calling the following number (310) 278-1930 or writing to Westminster at 9665 Wilshire Blvd., Suite M-10, Beverly Hills, CA 90212 and a copy of the Form 10-K will be immediately distributed.

Westminster's unaudited balance sheets, comparative year-to-date income statements and related earnings per share data, statements of cash flows and comprehensive income for the three month periods ended March 31, 2003 and March 31, 2002, are incorporated herein by reference to "Item 1. Financial Statements" included in Westminster's Quarterly Report on Form 10-Q for the period ended March 31, 2003 (the "FORM 10-Q"). The Form 10-Q will be distributed to the stockholders of Westminster along with a copy of this Schedule 13E-3.


In addition, Westminster files annual, quarterly and special reports, proxy statements, and other information with the SEC. Any person can read and obtain a copy of any document Westminster files with the SEC: at the Public Reference Room of the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; or from the SEC's web site at www.sec.gov. The SEC may charge a prescribed or modest fee for copies.

As of March 31, 2003, the net book value per share of the Shares held by the Continuing Stockholders was approximately $5.48, and after giving effect to the Settlement and Merger, the net book value per share would have been approximately $5.81.

     (b) Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Solicitations or Recommendations.

The Filing Persons have not employed, retained, or compensated anyone to make solicitations or recommendations in connection with the Settlement or the Merger.

     (b) Employees and Corporate Assets.

Employees of Westminster may perform ministerial acts in connection with the Settlement and the Merger. Westminster will use its assets to fund the consideration required to purchase the Shares in connection with the Settlement and the Merger and to pay the expenses related thereto.

ITEM 15. ADDITIONAL INFORMATION.

None.

ITEM 16. EXHIBITS.

     (a)      Letter from Westminster Acquisition Corp.

     (d)(1) Notice of Pendency of Class Action, Proposed Settlement and Settlement Hearing

     (d)(2)   Stipulation of Settlement

     (d)(3) Order and Final Judgment of the Court of Chancery of the State of Delaware

     (f)      Section 262 of the Delaware General Corporation Law

                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 9, 2003                WESTMINSTER CAPITAL, INC.


                                    By: /s/ William Belzberg
                                    ------------------------------------
                                    Name:   William Belzberg
                                    Title:  Chief Executive Officer

Dated:  July 9, 2003
                                     /s/ William Belzberg
                                    ------------------------------------
                                    William Belzberg
Dated:  July 9, 2003

                                     /s/ Hyman Belzberg
                                    ------------------------------------
                                    Hyman Belzberg
Dated:  July 9, 2003
                                     /s/ Greggory Belzberg
                                    ------------------------------------
                                    Greggory Belzberg

Dated:  July 9, 2003
                                     /s/ Keenan Behrle
                                    ------------------------------------
                                    Keenan Behrle

Dated:  July 9, 2003                BEL-CAL HOLDINGS, LTD.


                                    By: /s/ William Belzberg
                                    ------------------------------------
                                    Name:   William Belzberg
                                    Title:  President

Dated:  July 9, 2003                BEL-ALTA HOLDINGS, LTD.


                                    By: /s/ Hyman Belzberg
                                    ------------------------------------
                                    Name:   Hyman Belzberg
                                    Title:  President

Dated:  July 9, 2003                WILLIAM BELZBERG REVOCABLE LIVING TRUST,
                                    OCTOBER 5, 1984


                                    By: /s/ William Belzberg
                                    ------------------------------------
                                    Name:   William Belzberg
                                    Title: Trustee

Dated:  July 9, 2003                WESTMINSTER ACQUISITION CORP.


                                    By: /s/ William Belzberg
                                    ------------------------------------
                                    Name:   William Belzberg
                                    Title:  Chief Executive Officer



                                  EXHIBIT LIST

        Exhibit
        NUMBER                     DESCRIPTION

        (a)       Letter from Westminster Acquisition Corp.

        (d)(1) Notice of Pendency of Class Action, Proposed Settlement and Settlement Hearing

        (d)(2)    Stipulation of Settlement

        (d)(3) Order and Final Judgment of the Court of Chancery of the State of Delaware

        (f)       Section 262 of the Delaware General Corporation Law

                                   SCHEDULE I

   INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF WESTMINSTER
                                 CAPITAL, INC.


1.  CERTAIN INFORMATION.

The name, position with Westminster, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Westminster, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth below. Unless otherwise indicated, each individual is a United States citizen and each individual's business address is c/o Westminster Capital, Inc., 9665 Wilshire Boulevard, Suite M-10, Beverly Hills, California 90212. Unless otherwise indicated, to the knowledge of Westminster, no director or executive officer of Westminster has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Westminster was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

NAME                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS
                                 HELD DURING THE PAST FIVE YEARS

Bruno DiSpirito..............    Director.  Mr. DiSpirito served as Vice President and Chief
                                 Financial Officer of Gibralt Capital Corporation from  March
                                 1994 until February 2002.  He has served as Vice President,
                                 Corporate Development for Larco Investments Ltd. from August
                                 2002 to the present.  Mr. DiSpirito is a Canadian citizen.

Roy Doumani..................    Director.  Mr. Doumani has been a private investor for more than the past five years.  He currently serves as a board
                                 member and Interim Chief Operations Officer of the California
                                 NanoSystems Institute.  He is also a Professor of Molecular and Medical Pharmacology at the David Geffen School of
                                 Medicine.  He has served as founder and director of First Los
                                 Angeles Bank; chairman of First Interstate Bank of Hawaii;
                                 director of HonFed Bank; and chairman of World Trade Bank in
                                 Los Angeles.  He currently holds an equity position and serves as vice chairman of Xiamen International Bank in the People's
                                 Republic of China.

Barbara C. George............    Director.  Dr. George has been a professor of Business Law in the Department of Finance, Real Estate Law in the College of
                                 Business Administration, California State University, Long
                                 Beach, since 1961.  Formerly holding the positions of Interim
                                 Dean and also Associate Dean of Academic Affairs of the
                                 College of Business Administration, she has also served as the department chairperson.  She is a former president of American
                                 Business Law Association.  Dr. George is chairperson of the
                                 Board of Directors of the California State University
                                 Forty-Niner Shops, Inc., which operates the bookstore and food service operations for the University.

Fred Kayne...................    Director.  Mr. Kayne has been President of Fortune Fashions
                                 Industries, LLC, an apparel company, since 1991.  He has
                                 served as the chairman and director of Big Dog Holdings, Inc., a casual apparel retail company, since 1997.  He also has
                                 served as the chairman of FAO, Inc., a specialty retailer of developmental, educational and care products for infants and children and high quality toys, games and books, since 2001 and has been a director of FAO and its predecessor, The Right
                                 Start, Inc., since 1996.  Both Big Dog Holdings and FAO are public companies.  Mr. Kayne was a partner of Bear,


                                       29

                                 Stearns & Co. Inc. until its initial public offering in 1985, after which time he was a Managing Director and a member of the
                                 Board of Directors of Bear, Stearns & Co. Inc. until he
                                 resigned in 1986.  In addition, Mr. Kayne served as a director of Far West Financial Corporation, a predecessor of
                                 Westminster, from 1987 to 1990, and served as Far West
                                 Financial's vice chairman and chief executive officer from
                                 1988 to 1990.



2.  BENEFICIAL OWNERSHIP OF SHARES.

The following table sets forth certain information known to Westminster with respect to beneficial ownership of Shares as of March 31, 2003, by (i) each director of Westminster and (ii) each executive officer of Westminster (other than the Continuing Stockholders). Except as otherwise noted, the persons named in this table have sole voting and investment power with respect to all Shares.

                                                          SHARES BENEFICIALLY OWNED (1) (2)
                                                          ---------------------------------------------
NAME OF BENEFICIAL OWNER                                           NUMBER              PERCENT
------------------------------------------------------       ----------------      --------------

Bruno DiSpirito.......................................               0                   0
Roy Doumani...........................................               0                   0
Barbara C. George.....................................               0                   0
Fred Kayne............................................               0                   0

---------------------

        (1) Information with respect to beneficial ownership is based upon Westminster's stock records and data supplied to Westminster by the holders.

        (2) Beneficial ownership is determined in accordance with rules of the Commission, and includes generally voting power and/or investment power with respect to securities. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to joint ownership with spouses and community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.


                                       29